FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERRY STUDY REVEALS PRODUCTIVITY EVOLUTION UNDERWAY; ACHIEVEMENT AND BALANCE CORE TO SUCCESS	3.

Document 1

  NEWS RELEASE
October 2, 2014

FOR IMMEDIATE RELEASE

BLACKBERRY STUDY REVEALS PRODUCTIVITY EVOLUTION UNDERWAY; ACHIEVEMENT AND BALANCE CORE TO SUCCESS

•	Survey finds 67 percent of work/business smartphone end-users are ‘always looking to improve their productivity’
•	Productivity has been redefined from managing a to-do list to achieving more in their careers, balancing work and personal life, and contributing to their communities and society
•	BlackBerry smartphone users found to be more motivated by achievement than those using competitor smartphones

Waterloo, ON—A global study released today revealed bold new perspectives on productivity, driven by modern, mobile workers who define productivity as less about “doing” and more about “achieving,” according to research firm GfK and BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications. Smartphone users value features and functionality that enable them to be more in control, deliver greater impact and attain increased success.

Rather than simply ploughing through a to-do list, modern productivity means consciously creating more time to focus on the things that matter most. The study found that 67 percent of business smartphone users indicated they are “always looking to improve their productivity” and 69 percent are “constantly looking for new ways to get things done as efficiently as possible.” When it comes to completing tasks, ‘just doing’ is no longer enough – 65 percent of business smartphone users say it is important to have a “substantial impact” on the outcome of their work and to gain a greater sense of achievement in what they do.

“Smartphones have made a major impact on the way we conduct business and communicate with friends and family, driving our ambitions to be productive in order to change the way we contribute to work, our communities and society,” said John Chen, Executive Chairman and CEO, BlackBerry. “At BlackBerry, we’re focused on meeting the needs of mobile professionals – business users that are productivity-driven and thrive on achievement – empowering them with mobile solutions that allow them to work smarter, collaborate better, and achieve more.”

Priorities for achievement and balance may differ for each person, but common themes included:
•	Ability to add value to work and take on additional projects of interest
•	Being more present in family life; time with loved ones
•	Making a difference in your community and society
•	Pursuing personal interests outside of work; seeking a healthy balance
•	Bettering yourself by pushing yourself in work or personal life

Smartphones Enable Control Over Where and When You Work

The perception of smartphones has dramatically changed in recent years from being a hindrance to an enabler of improved productivity. Two thirds of survey respondents agreed that smartphones gave them the flexibility to work when and where they want – enabling work outside the confines of the nine to five workday and the traditional office space, and empowering workers to gain control over their own productivity. Smartphones can free up time as well. One third of respondents said smartphones save them more than five hours over an average working week.

BlackBerry Users More Motivated by Achievement

The study revealed BlackBerry users to be more motivated by achievement and personal rewards compared to users on competing smartphone platforms. Some of the key findings included:
•	BlackBerry users were 43 percent more likely than other users to agree that one of their motivations to be productive is to make a mark in their company and society.
•	BlackBerry end-users are 27 percent more likely to place importance in being productive to have a better and more balanced work and personal life than competitor end-users.
•	BlackBerry end-users were 18 percent more likely than competitor end-users to agree that mobile technology simplifies their life.
•	BlackBerry end-users were 14 percent more likely than competitor end-users to agree that mobile technology helps them get their job done quicker.

For more information about the Global Survey, please view the accompanying infographic.

About the Global Survey
The study was commissioned by BlackBerry and conducted independently by GfK, with more than 9,500 participants in 10 countries working at companies ranging from SOHO to SMB to enterprise. Participants represented a cross-section of users across various smartphone brands, revealing some very clear differences in how those users value productivity.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

About GfK
GfK is the trusted source of relevant market and consumer information that enables its clients to make smarter decisions. More than 13,000 market research experts combine their passion with GfK’s long-standing data science experience. This allows GfK to deliver vital global insights matched with local market intelligence from more than 100 countries. By using innovative technologies and data sciences, GfK turns big data into smart data, enabling its clients to improve their competitive edge and enrich consumers’ experiences and choices. For more information, please visit www.GfK.com or follow GfK on Twitter: https://twitter.com/GfK_en

Media Contact:
Sarah Burt
Manager, Public Relations
sburt@blackberry.com
519-597-5606

###
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	October 2, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer